

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2015

Via E-mail
Mr. Robert A. Ramirez
Chief Financial Officer
The Hackett Group, Inc.
1001 Brickell Bay Drive, Suite 3000
Miami, FL 33131

> **Re:** **The Hackett Group, Inc.**
> **Form 10-K for the fiscal year ended January 2, 2015**
> **Filed March 18, 2015**
> **File No. 333-48123**

Dear Mr. Ramirez:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Note 18. Quarterly Financial Information (unaudited), page 49

1. We note that you present restated 2014 statements of operations by quarter but did not amend the respective Forms 10-Q. Please tell us the basis for your conclusion that amending your Forms 10-Q for the quarterly periods ended March 28, 2014, June 27, 2014 and September 27, 2014 was not required. In this regard we note that this Form 10-K did not include disclosures that would have been provided in an amended Form 10-Q including full MD&A disclosures based upon the restated financial statements as well as the disclosure requirements within ASC 250-10-45-23 and ASC 250-10-50-7.

2. Additionally, we note your disclosure indicates that you restated your financial statements for purchase consideration reflected as compensation expense and other adjustments. Please tell us the consideration you gave to clearly identifying the adjustment as an error and labeling each financial statement column affected as "restated."

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 52

3.   Please tell us how management considered the restatement of the 2014 quarterly
        statements of operations in determining that the disclosure controls and procedures
        over financial reporting were effective as of January 2, 2015 and describe the basis for
        management's conclusions. In this regard, we note from your disclosure included in
        Management's Report on Internal Control Over Financial Reporting that you believe that
        you did not have a material weakness related to the accounting for business
        combinations.

Management's Report on Internal Control Over Financial Reporting, page 52

4.   We note your conclusion that internal control over financial reporting (ICFR) was
        effective as of January 2, 2015. We further note your disclosure that you disagree with
        your auditor's conclusion that your ICFR was ineffective. The audit report disclosed a
        material weakness in the area related to accounting for business combinations. It also
        states that the material weakness resulted in audit adjustments recorded in the fourth
        quarter as well as additional disclosures in the consolidated financial statements. Please
        address the following:

        •   Tell us whether you identified control deficiencies in the same area described in
            the audit report (e.g. accounting for business combinations). If so, explain in
            detail your evaluation of the severity of these control deficiencies. Refer to pages
            34 to 40 of SEC Release No. 33-8810 **"Commission Guidance Regarding
            Management's Report on Internal Control Over Financial Reporting Under
            Section 13(a) or 15(d) of the Securities Exchange Act of 1934."**

        •   Tell us how you considered these adjustments in your determination of whether
            there were control deficiencies in your ICFR. Refer to bullet points two and three
            on page 37 of SEC Release No. 33-8810.

        •   To the extent you identified more than one deficiency, discuss how aggregation of
            deficiencies was considered in your evaluation of the effectiveness of other
            impacted components of the Committee of Sponsoring Organizations of the
            Treadway Commission (COSO) Internal Control Integrated Framework such as
            the risk assessment component.

        You state on page 52 that you will consider retaining additional third party support for
        future acquisitions in order to prevent potential differences in the accounting for business
        combinations. However, we note from your subsequent quarterly report on Form 10-Q
        that you reported there were no material changes in your internal control over financial
        reporting. Therefore, please tell us whether you have given consideration to additional

documentation and controls as stated in your report in this Form 10-K and, if so, what resulted from this further consideration.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief